PEPSICO REPORTS 1996 EARNINGS


PURCHASE, NEW YORK (February 4, 1997)-- PepsiCo, Inc. today announced results for the fourth quarter and full year ended December 28, 1996. Reported net income for the year was $1.1 billion or $0.72 per share and for the quarter were $28 million or $0.03 per share. The following chart shows how the reported numbers are adjusted to determine ongoing earnings, which are the basis of the operating segment discussions in this release. The unusual charges are discussed at the end of the release.

                               Performance Summary
                   (dollars in millions except per share data)
                            Q4                         FY
                    1996    1995   Chng        1996    1995    Chng
                    -------------------        --------------------
                    ($)    ($)     (%)         ($)     ($)      (%)
Net Sales           9,533  9,205    4         31,645   30,255    5
Net Income             28    181  (85)         1,149    1,606  (28)
REPORTED EPS         0.03   0.11  (73)          0.72     1.00  (28)
Unusual Charges:
 Int'l Beverages     0.10   -      NM           0.33        -   NM
 Rest. Held for      0.11   -      NM           0.12        -   NM
    Sale
 SFAS 121              -    0.24   NM             -      0.24   NM
ONGOING EPS          0.24   0.35  (31)          1.17     1.24   (6)
                     ====   ==== ====           ====     ====   ===


Roger Enrico, Chairman and CEO, offered the following comments: "Our goal is to produce consistent earnings growth of about 15 percent a year. Despite remarkably strong performances by many of our businesses, we fell well short of that in 1996.

"On one hand, North American beverages, global snacks, international restaurants and KFC all made terrific progress and lots of money. In fact, altogether, our businesses produced approximately $1.4 billion in free cash flow, a record, enabling us to repurchase over 50 million shares of our stock.

"On the negative side, profits at Pizza Hut and Taco Bell were down in a sluggish industry. Far more significant, however, our international beverage business suffered dramatic losses, in part from an accumulation of unproductive investments in markets and in beverage-related activities outside our core business.

"To get PepsiCo focused squarely on its core businesses and its biggest opportunities, we've taken several major actions in recent months. Among them:

    We totally restructured our international beverage business, making it part of a global unit led by our most experienced beverage executive. We then lowered fixed costs, reducing staff, writing down underperforming assets and shedding non-core businesses. Internationally, we'll focus on beverage markets that offer both a big profit opportunity and a higher probability of success.

    We placed Pizza Hut under David Novak, whose leadership has made KFC one of America's top-performing restaurant chains.
    We placed Taco Bell under the leadership of John Antioco, who has an exceptional 25-year track record building retail businesses for the 7-Eleven and Circle K convenience store chains.
    We are exploring the sale of our $3 billion restaurant supply distribution company and are proceeding with the sale of our small casual dining chains, our D'Angelo's sandwich chain and our Hot `n Now hamburger business.
    We announced plans to spin off our core restaurant business. Given the fundamental differences between packaged goods and restaurants, we believe both will better thrive as totally separate companies.

"Together these actions will dramatically sharpen our focus as a corporation, position us for strong consistent growth and, ultimately, help us to create a bigger, more profitable future for PepsiCo and its shareholders."

BEVERAGES

Pepsi-Cola North America (PCNA) had an excellent year with sales growing four percent and profits advancing a very strong 14 percent. The key driver of sales was volume growth. For the year, volume (measured in bottler case sales or BCS) grew four percent, primarily a result of solid growth in the fountain channel and the extremely successful Pepsi Stuff promotion which ran from April through October. Profit growth was driven largely by increased operating margins, which resulted primarily from lower packaging and raw materials costs.

Fourth quarter results largely reflected the annual trends. BCS growth of two percent was the primary driver of the three percent sales gain. Profit growth was a very strong 16 percent. Margin expansion was again primarily the result of favorable packaging and raw materials costs.

International beverages (PCCI) had a very difficult year. Marketing spending was increased significantly but commitments for these funds were made to bottlers and programs early in the year. When the anticipated level of sales did not materialize, PCCI had almost no flexibility to redirect the marketing funds.

As a result of this, BCS volume declined nine percent in the quarter and two percent for the year. Over three quarters of the decline in cases in the fourth quarter came from Latin America, largely due to the loss of the bottler in Venezuela. Fortunately, PCCI has re-entered the Venezuelan market with a strong partner who is rebuilding distribution aggressively.

As expected, volume softness was a major factor in the decline in profits in the fourth quarter, coupled with decisions to reposition the division for future growth and the cost of meeting previous commitments for marketing spending.


SNACK FOODS

Frito-Lay North America (FLNA) delivered 13 percent sales growth and 12 percent profit growth for the year, as expected. To achieve these results, FLNA posted ten percent sales growth and 16 percent operating profit growth in the fourth quarter.

Pound volume growth of nine percent for the year and six percent for the quarter were key factors in this growth. This volume growth reflected FLNA's extraordinary ability to drive consumption of its salty snacks with innovation. In 1996, FLNA introduced Baked Lay's which had the highest first-year retail sales of any new food product this decade.

FLNA also strengthened margins in the fourth quarter, a change from the first three quarters of 1996. This margin improvement was the result of more effective net pricing and other operating efficiencies.

Frito-Lay International (FLI) grew sales 14 percent for the year and 18 percent for the quarter. Profits grew at about the same pace as sales in each period. Salty snacks made a major contribution to that growth. Profit growth for the quarter and full year was driven by strong volume increases in key salty snack markets such as Mexico and the U.K. as well as price increases in certain inflationary countries. Salty snack volume growth was seven percent in the quarter and eight percent for the full year.


RESTAURANTS

U.S. restaurant sales declined two percent in the fourth quarter and one percent for the full year. This was primarily the result of two factors. First, there were fewer company units due to the ongoing program to refranchise company-owned stores and aggressively close underperforming units. Second, same store sales were down at Pizza Hut and Taco Bell.

At Pizza Hut same store sales in the U.S. were down four percent for the quarter and the year, a significant improvement over trends in the third quarter. Taco Bell saw a decline of two percent for both the quarter and the year. At KFC, however, same store sales grew two percent in the fourth quarter, a particularly remarkable achievement given the very tough comparison to a 14 percent advance in the fourth quarter of 1995. For the full year, KFC same store sales grew six percent, one of the best performances in the quick service restaurant industry.

U.S. profits were down for the quarter and the year. In the fourth quarter more than half of the decline was due to a negative swing of over $100 million in "net facility actions" (refranchising gains net of store closures and SFAS 121 impairment charges). This did not reflect any changes in the refranchising program which continued to produce solid gains. It did reflect the fact that all of the refranchising gains in 1995 were clustered into the fourth quarter, whereas they were spread across the year in 1996. It also reflected a decision to accelerate store closures and, as anticipated, some fourth quarter impairment costs as a part of our regular review under SFAS 121.

For the year, "net facility actions" resulted in a net gain of $35 million. Although this was less than the prior year, it reflected a significant step-up in the amount of refranchising gains. However, we chose to reinvest most of those gains back into the restaurant business through increased levels of store closures as well as through the required write-down of underperforming assets under SFAS 121.

Excluding the impact of "net facility actions", U.S. profits were down 36 percent and 12 percent for the quarter and year, respectively. These declines were due to higher labor costs (resulting in part from an aggressive program to upgrade customer service) as well as lower same store sales and higher cheese costs at Pizza Hut and Taco Bell.

International restaurants posted a double digit advance in sales for both the quarter and the year. In both cases, this advance was largely driven by new units and same store sales growth. Profits grew an extremely strong 67 percent in the fourth quarter bringing the full year profit advance to 37 percent. Excluding net facility actions, profit growth was still very robust, increasing 40 percent and 26 percent in the quarter and year, respectively. The margin improvement was driven by increased same store sales and franchise fees.


OTHER ITEMS

Share Repurchases

During 1996, PepsiCo repurchased 54.2 million shares of its capital stock at a total cost of $1.7 billion. This represented three percent of the shares outstanding at the beginning of fiscal 1996 adjusted for the impact of the mid-year stock split.

Capital Spending

Capital spending for the year was approximately $2.3 billion. This was slightly higher than 1995.


UNUSUAL CHARGES:

International Beverages

On September 26, 1996, PepsiCo announced that it would be taking more than $500 million in charges over the last half of the year for asset impairment and a planned management restructuring. In the third quarter, announced on October 15, 1996, a total of $390 million of that amount was taken, primarily related to asset write-downs. In the fourth quarter, an additional $186 million was taken reflecting the costs of the management restructuring ($122 million) and some additional asset write-downs.

Restaurants Held For Sale

PepsiCo indicated in the third quarter that it would be focusing more on core businesses and that it would consider whether to retain our non-core businesses, including casual dining. During the fourth quarter, a decision was made to sell the casual dining businesses, including Chevy's, CPK and East Side Mario's as well as the D'Angelo's sandwich business which had been managed as a part of Pizza Hut. As a result, a charge of $220 million ($172 million after-tax or $0.11 per share) was taken in the fourth quarter to write-down these assets to their estimated market value. Including a charge of $26 million in the first quarter to dispose of Hot `n Now, total charges during 1996 for the disposal of all non-core U.S. restaurant businesses amounted to $246 million ($189 million after-tax or $0.12 per share).

SFAS 121 Accounting Change
As of the beginning of the fourth quarter of 1995, PepsiCo adopted Statement of Financial Accounting Standards No. 121 (SFAS 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The new standard resulted in an initial noncash charge in the 1995 fourth quarter of $520 million ($384 million after-tax or $0.24 per share). The primary business affected by this accounting standard is the restaurant business and its 1996 recurring noncash impairment charges have been treated as a part of "net facility actions."

                  PepsiCo, Inc. and Subsidiaries
            Condensed Consolidated Statement of Income
        ($ in millions except per share amounts, unaudited)


                                                              % Change
                                       16 Weeks Ended        As      On-
                                    12/28/96   12/30/95     Rept'd  going
                                    --------   --------     ------  -----
                                                                     (a)
Net Sales                             $9,533     $9,205        4      4
Costs and Expenses, net:
  Cost of sales                        4,664      4,562        2      2
  Selling, general and
   administrative expenses             4,076      3,563       14     14
  Amortization of intangible
   assets                                 93        102       (9)    (9)
  Unusual impairment, disposal and
   other charges (b)                     406        520      (22)     -
                                      ------     ------
Operating Profit                         294        458      (36)   (28)

  Interest expense                      (175)      (200)     (13)   (13)
  Interest income                         28         42      (33)   (33)
                                      ------     ------

Income Before Income Taxes               147        300      (51)   (33)

Provision for Income Taxes (c)           119        119        -    (21)
                                      ------     ------

Net Income                            $   28     $  181      (85)   (38)
                                      ======     ======

Net Income Per Share                  $ 0.03     $ 0.11      (73)   (31)
                                      ======     ======

Average Shares Outstanding             1,588      1,615       (2)    (2)

NOTES:
(a)   Excluded unusual charges described in (b) below.
(b) Unusual charges of $406 ($323 after-tax or $0.21 per share) in 1996 were associated with international beverage operations ($186 ($151 after-tax or $0.10 per share)) and the decision to dispose of the remaining non-core U.S. restaurant businesses (including casual dining and D'Angelo Sandwich Shops) ($220 ($172 after-tax or $0.11 per share)). The 1995 charge of $520 ($384 after-tax or $0.24 per share) was the initial impact of adopting SFAS 121.
(c) The reported effective tax rates were 81.0% in 1996 and 39.7% in 1995. Excluding the unusual charges, the 1996 and 1995 effective tax rates were 36.5% and 31.1%, respectively.



                  PepsiCo, Inc. and Subsidiaries
            Condensed Consolidated Statement of Income
        ($ in millions except per share amounts, unaudited)

                                                             % Change
                                        52 Weeks Ended      As       On-
                                     12/28/96   12/30/95    Rept'd   going
                                     --------   --------    ------  ------
                                                                     (a)
Net Sales                             $31,645    $30,255       5      5

Costs and Expenses, net:
  Cost of sales                        15,383     14,886       3      3
  Selling, general and
   administrative expenses             12,593     11,546       9      9
  Amortization of intangible
   assets                                 301        316      (5)    (5)
  Unusual impairment, disposal and
   other charges (b)                      822        520      58      -
                                      -------    -------
Operating Profit                        2,546      2,987     (15)    (4)

  Interest expense                       (600)      (682)    (12)   (12)
  Interest income                         101        127     (20)   (20)
                                      -------    -------

Income Before Income Taxes              2,047      2,432     (16)    (3)

Provision for Income Taxes (c)            898        826       9      4
                                      -------    -------

Net Income                            $ 1,149    $ 1,606     (28)    (6)
                                      =======    =======

Net Income Per Share                  $  0.72    $  1.00     (28)    (6)
                                      =======    =======

Average Shares Outstanding              1,606      1,608       -      -

NOTES:
(a)   Excluded unusual charges described in (b) below.
(b) Unusual charges of $822 ($716 after-tax or $0.45 per share) in 1996 were associated with international beverage operations ($576 ($527 after-tax or $0.33 per share)) and the decision to dispose of all non-core U.S. restaurant businesses (including casual dining, D'Angelo Sandwich Shops and Hot`n Now) ($246 ($189 after-tax or $0.12 per share)). The 1995 charge of $520 ($384 after-tax or $0.24 per share) was the initial impact of adopting SFAS 121.
(c) The reported effective tax rates were 43.9% in 1996 and 34.0% in 1995. Excluding the unusual charges, the 1996 and 1995 effective tax rates were 35.0% and 32.6%, respectively.

                  PepsiCo, Inc. and Subsidiaries
      Supplemental Schedule of Net Sales and Operating Profit
      16 Weeks Ended December 28, 1996 and December 30, 1995
                    ($ in millions, unaudited)

                   Net Sales                   Operating Profit
                   ---------          ---------------------------------
                                                         % Change
                                                         --------
            16 Weeks Ended    %       16 Weeks Ended     As      On-
          12/28/96 12/30/95   Change  12/28/96 12/30/95  Rept'd  going
           -----------------         -----------------   --------------
                                                                  (a)

Beverages
-N.A.(b)    $2,230   $2,172     3      $ 335   $  289     16       16
-Int'l(c)(d)   781      880   (11)      (404)      (3)    NM       NM
            ------   ------            -----     ----
             3,011    3,052    (1)       (69)     286     NM      (59)

Snack Foods
-N.A.(b)     1,974    1,789    10        405      349     16       16
-Int'l       1,027      868    18        120      104     15       15
            ------   ------            -----     ----
             3,001    2,657    13        525      453     16       16

Restaurants(e)
-U.S.(f)     2,776    2,823    (2)      (144)     261     NM      (71)
-Int'l         745      673    11         45       27     67       67
            ------   ------            -----     ----
             3,521    3,496     1        (99)     288     NM      (58)

Total       $9,533   $9,205     4        357    1,027    (65)     (26)
            ======   ======

Initial Impact of Impairment
  Accounting Change (SFAS 121)             -     (520)    NM         -

Corporate(g)                             (63)     (49)    29        29
                                       -----   ------

Operating Profit                       $ 294   $  458    (36)      (28)
                                       =====   ======


NM - Not meaningful.

NOTES (16 weeks):

a) Excluded the items described in (c) and (f) below and the initial impact of the impairment accounting change (SFAS
      121) in 1995.
b) North America is composed of operations in the U. S. and Canada.
c) International beverages operating losses in 1996 included unusual charges of $186 related primarily to a reorganization into ten business units and a reduction in support staff, impaired investments in unconsolidated affiliates and other assets and the disposal of some non-core (primarily packaging) businesses.
d) International beverages operating losses in 1996 included higher than normal expenses of approximately $80 million from fourth quarter balance sheet adjustments and actions.
e)    Restaurant operating profit included net facility actions:

                                             1996      1995
                                             ----      ----
      Gains on sale                          $ 25      $ 80
      Store closure costs and
       SFAS 121 impairment charges            (79)      (25)
                                             ----      ----
      Net facility actions                   $(54)     $ 55
                                             ====      ====


      U.S.                                   $(50)     $ 63
      International                            (4)       (8)
                                             ----      ----
                                             $(54)     $ 55
                                             ====      ====

     f) U.S. restaurants operating profit included an unusual charge of $220 in 1996 as a result of the decision to dispose of the remaining non-core (including California Pizza Kitchen, Chevys, D'Angelo Sandwich Shops and East Side Mario's) U.S. restaurant businesses.
     g) Includes corporate headquarters expenses, foreign exchange translation and transaction gains and losses and other items. A net foreign exchange gain of $4 and loss of $2 were included in 1996 and 1995, respectively.



                  PepsiCo, Inc. and Subsidiaries
      Supplemental Schedule of Net Sales and Operating Profit
      52 Weeks Ended December 28, 1996 and December 30, 1995
                    ($ in millions, unaudited)

                   Net Sales                   Operating Profit
              ---------------                 ------------------
                                                  % Change
                                                ----------------
            52 Weeks Ended     % Change      52 Weeks Ended       As     On-
            -----------------  ----------    -------------      Rept'd   going
           12/28/96 12/30/95                 12/28/96 12/30/95  ------   -----
                                             (a)                         (b)

Beverages
-N.A.(c)   $ 7,725  $ 7,400     4             $1,428   $1,249    14      14
-Int'l(d)(e) 2,799    2,982    (6)              (846)     117    NM      NM
            ------  -------                    ------   ------
            10,524   10,382     1                582    1,366   (57)    (15)

Snack Foods
-N.A.(c)     6,618    5,863    13              1,286    1,149    12      12
-Int'l       3,062    2,682    14                346      301    15      15
           -------  -------                   ------   ------
             9,680    8,545    13              1,632    1,450    13      13

Restaurants(f)
-U.S.(g)     9,110    9,206    (1)               370      726   (49)    (15)
-Int'l       2,331    2,122    10                153      112    37      37
           -------  -------                   ------   ------
            11,441   11,328     1                523      838    (3)     (8)

Total      $31,645  $30,255     5              2,737    3,654   (25)     (3)
           =======  =======

Initial Impact of Impairment
  Accounting Change (SFAS 121)                     -     (520)     NM     -

Corporate(h)                                    (191)    (147)     30    30
                                              ------   ------

Operating Profit                              $2,546   $2,987     (15)   (4)
                                              ======   ======


NM - Not meaningful.

NOTES (52 weeks):

a) Included a benefit of $46 (U.S. restaurants-30, international restaurants-$10 and international beverages-$6) for the first three quarters of 1996 from lower depreciation and amortization expense resulting from the reduced carrying amount of certain long-lived assets due to the adoption of SFAS 121 as of the beginning of the fourth quarter of 1995.
b) Excluded the items described in (d) and (g) below and the initial impact of the impairment accounting change (SFAS
      121) in 1995.
c) North America is composed of operations in the U. S. and Canada.
d) International beverages operating losses in 1996 included unusual charges of $576 related primarily to impaired investments in unconsolidated affiliates and concentrate-related assets, the disposal of some non-core (primarily packaging) businesses, a reorganization into ten business units and a reduction in support staff.
e) International beverages operating losses in 1996 included higher than normal expenses of approximately $80 million from fourth quarter balance sheet adjustments and actions.
f)    Restaurant operating profit included net facility actions:

                                             1996      1995
      Gains on sale                         $ 139      $ 93
      Store closure costs and
       SFAS 121 impairment charges           (102)      (38)
                                            -----      ----
      Net facility actions                  $  37      $ 55
                                            =====      ====


      U.S.                                  $  35      $ 63
      International                             2        (8)
                                            -----      ----
                                            $  37      $ 55
                                            =====      ====

g) U.S restaurants operating profit included an unusual charge of $246 in 1996 as a result of the decision to dispose of all non-core (including California Pizza Kitchen, Chevys, D'Angelo Sandwich Shops, East Side Mario's and Hot'n Now) U.S. restaurant businesses.
h) Includes corporate headquarters expenses, foreign exchange translation and transaction gains and losses and other items. Net foreign exchange losses of $1 and $6 were included in 1996 and 1995, respectively.